w                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   097189-10-4
                  ---------------------------------------------
                                 (CUSIP Number)

                                 James G. Dinan
                            Dinan Management, L.L.C.
                           350 Park Avenue, 25th Floor
                               New York, NY 10022
                                 (212) 377-2020

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 26, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 097189-10-4                                         Page 2 of 16 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James G. Dinan
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

  NUMBER OF                         0 shares
   SHARES                     --------------------------------------------------
BENEFICIALLY                  8     SHARED VOTING POWER
  OWNED BY
    EACH                            865,133 shares
  REPORTING                   --------------------------------------------------
   PERSON                     9     SOLE DISPOSITIVE POWER
    WITH
                                    0 shares
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    865,133 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    865,133 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    29.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 097189-10-4                                         Page 3 of 16 Pages


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    York Select, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

  NUMBER OF                         41,861 shares
   SHARES                     --------------------------------------------------
BENEFICIALLY                  8     SHARED VOTING POWER
  OWNED BY
    EACH                            0 shares
  REPORTING                   --------------------------------------------------
   PERSON                     9     SOLE DISPOSITIVE POWER
    WITH
                                    41,861 shares
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    0 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    41,861 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 097189-10-4                                         Page 4 of 16 Pages


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    York Investment Limited
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Commonwealth of the Bahamas
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

  NUMBER OF                         534,894 shares
   SHARES                     --------------------------------------------------
BENEFICIALLY                  8     SHARED VOTING POWER
  OWNED BY
    EACH                            0 shares
  REPORTING                   --------------------------------------------------
   PERSON                     9     SOLE DISPOSITIVE POWER
    WITH
                                    534,894 shares
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    0 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    534,894 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 097189-10-4                                         Page 5 of 16 Pages



--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    York Capital Management, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

  NUMBER OF                         288,378 shares
   SHARES                     --------------------------------------------------
BENEFICIALLY                  8     SHARED VOTING POWER
  OWNED BY
    EACH                            0 shares
  REPORTING                   --------------------------------------------------
   PERSON                     9     SOLE DISPOSITIVE POWER
    WITH
                                    288,378 shares
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    0 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    288,378 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 097189-10-4                                        PAGE 6 OF 16 PAGES


ITEM 1.  SECURITY AND ISSUER

         Securities Acquired: Series A Convertible Preferred Stock, $0.001 par value per share ("Preferred Stock")

         Issuer:  Bogen Communications International, Inc.

         Principal Executive Offices:       50 Spring Street
                                            Ramsey, New Jersey 07446


ITEM 2.  IDENTITY AND BACKGROUND

      (a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

      (i) James G. Dinan ("Dinan"), an individual who is the Senior Managing Director, Member and holder of a ninety-nine percent (99%) interest in Dinan Management, L.L.C.

      (ii) Dinan Management, L.L.C. ("Dinan Management"), a New York limited liability company, is the sole General Partner of York Capital Management, L.P. and York Select, L.P.

      (iii) York Capital Management, L.P. ("York Capital"), a Delaware limited partnership.

      (iv)  York Select, L.P. ("York Select"), a Delaware limited partnership.

      (v) York Investment Limited ("York Investment"), a corporation of The Commonwealth of The Bahamas.

      (b), (c) and (f) Dinan's principal occupation is investment management. Dinan is a citizen of the United States.

      Dinan Management is a privately owned New York limited liability company, the principal business of which is to act as General Partner of York Capital and York Select, and which also renders investment management and advisory services to institutional and other private investors regarding investment and trading in securities and other financial instruments.

CUSIP NO. 097189-10-4                                         PAGE 7 OF 16 PAGES



      Each of York Capital and York Select is a privately owned investment limited partnership which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

      York Investment is a Bahamian corporation. Dinan Management Corporation ("DMC"), a Delaware corporation, is the sub-manager of York Investment. Dinan is the President and ninety-nine percent (99%) shareholder of DMC. York Investment is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

      The address of each of Dinan, Dinan Management, York Capital and York Select is:

                  350 Park Avenue
                  25th Floor
                  New York, New York 10022

         The address for York Investment for the purposes of this filing is:

                  York Investment Limited
                  350 Park Avenue
                  25th Floor
                  New York, New York 10022

      (d) No events have occurred which would be required to be reported under the provisions of this Item.

      (e) No events have occurred which would be required to be reported under the provisions of this Item.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

      The source of the funds used by York Capital to purchase Preferred Stock was working capital. The approximate aggregate amount of funds used to purchase such securities was $1,550,000. All such securities were acquired directly from the Issuer in a privately negotiated transaction.

      The source of funds used by York Select to purchase Preferred Stock on behalf was working capital. The approximate aggregate amount of funds used to purchase such securities was $225,000. All such securities were acquired directly from the Issuer in a privately negotiated transaction.

      The source of funds used by York Investment to purchase Preferred Stock was working capital. The approximate aggregate amount of funds used to purchase such securities was $2,875,000. All such securities were acquired directly from the Issuer in a privately negotiated transaction.

ITEM 4.  PURPOSE OF THE TRANSACTION

      The purpose of the transaction for each of the Reporting Persons is for investment. Each Reporting Person may from time to time make additional purchases of the Issuer's Common Stock, $.001 par value per share ("Common Stock"), or other securities of the Company, and may dispose of any or all of such securities or of the Issuer's Common Stock held by it into which the Preferred Stock may be converted. Each of the Reporting Persons, along with certain other persons, purchased the Preferred Stock pursuant to a Convertible Preferred Stock Purchase Agreement described in Item 6 hereto.

CUSIP NO. 097189-10-4                                         PAGE 8 OF 16 PAGES


         Other than as described in Item 6 hereto, none of the Reporting Persons has made any proposals to the Company which relates to, or could result in, any of the matters referenced in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D, but such matters may be discussed or considered by the Company's Board of Director's from time to time, including Daniel Schwartz, a director of the Company and an affiliate of certain of the Reporting Persons. The Reporting Persons may, at any time and from time to time, review or reconsider their positions with respect to the Issuer, and may change their intentions as stated above. The Reporting Persons may separately or together communicate with management and other shareholders of the Company with respect to their investment in or interest in the Company.

CUSIP NO. 097189-10-4                                         PAGE 9 OF 16 PAGES


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) (b) The beneficial ownership and voting and dispositive power of each of the Reporting Persons over Preferred Stock of the Issuer as of the date hereof is as follows:

      (i) Dinan may be deemed the beneficial owner of 46,500 shares of Preferred Stock which presently are convertible into 865,133 shares which would represent 29.2% of the Common Stock of the Issuer as a result of his being a Senior Managing Director, Member and holder of a ninety-nine percent (99%) interest in Dinan Management and the President and holder of a ninety-nine percent (99%) interest in DMC, Sub-manager for York Investment. Dinan does not beneficially own any shares of Preferred Stock or Common Stock of the Issuer other than through such positions.

      (ii) Dinan Management has purchased no shares of Preferred Stock of the Issuer solely for its own account. However, by reason of its interest as General Partner of York Capital and York Select, Dinan Management may be deemed to have indirect beneficial ownership of the 17,750 shares of Preferred Stock purchased for such accounts. Such Preferred Stock presently is convertible into 330,239 shares which would represent 13.6% of Common Stock of the Issuer, and thus Dinan Management may be deemed to have shared voting and dispositive power with York Capital and York Select over such shares of Common Stock.

      (iii) York Capital is the direct beneficial owner of 15,500 shares of Preferred Stock which presently are convertible into 288,378 shares which would represent 12.1% of the Common Stock of the Issuer.

      (iv) York Select is the direct beneficial owner of 2,250 shares of Preferred Stock which presently are convertible into 41,861 shares which would represent 2.0% of the Common Stock of the Issuer.

      (v) York Investment is the direct beneficial owner of 28,750 shares of Preferred Stock which presently are convertible into 534,894 shares which would represent 20.3% of the Common Stock of the Issuer.

      The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13D-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 2,103,126 shares of Common Stock reported outstanding by the Issuer prior to the conversion of any Preferred Stock and reflects the Issuer's repurchase of 3,701,919 shares of Common Stock from Geotek Communications Inc. on November 26, 1997 and the sale of 46,295 shares of Common Stock on such date.

CUSIP NO. 097189-10-4                                        PAGE 10 OF 16 PAGES


      (c) Transactions in the class of Securities reported on herein effected within the last sixty (60) days by York Capital are as follows. All such transactions comprise privately negotiated purchases of Preferred Stock directly from the Issuer unless otherwise indicated.

     DATE            NO. OF SHARES             PRICE PER SHARE      TOTAL
     ----            -------------             ---------------      -----

   11/26/97            15,500*                     $5.375        $1,550,000

*The foregoing 15,500 shares of Preferred Stock presently are convertible into 288,378 shares of the Issuer's Common Stock, $.001 par value per share.

         Transactions in the class of Securities reported on herein effected within the last sixty (60) days by York Select are as follows. All such transactions comprise privately negotiated purchases of Preferred Stock directly from the Issuer unless otherwise indicated.

     DATE            NO. OF SHARES             PRICE PER SHARE      TOTAL
     ----            -------------             ---------------      -----

   11/26/97             2,250*                     $5.375         $225,000

*The foregoing 2,250 shares of Preferred Stock presently are convertible into 41,861 shares of the Issuer's Common Stock, $.001 par value per share.

      Transactions in the class of Securities reported on herein effected within the last sixty (60) days by York Investment are as follows. All such transactions comprise privately negotiated purchases of Preferred Stock directly from the Issuer unless otherwise indicated.

     DATE            NO. OF SHARES             PRICE PER SHARE      TOTAL
     ----            -------------             ---------------      -----

   11/26/97            28,750*                     $5.375        $2,875,000

*The foregoing 28,750 shares of Preferred Stock presently are convertible into 534,894 shares of the Issuer's Common Stock, $.001 par value per share.

      (d) Not Applicable.

      (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Each of the Reporting Persons together with unrelated other investors (collectively, the "Investors") purchased the Preferred Stock pursuant to a Convertible Preferred Stock Purchase Agreement dated November 26, 1997(the "Agreement"). Pursuant to the terms of the Agreement, the Issuer agreed to issue to the Investors (including each of the Reporting Persons) an aggregate 200,000 shares of its Preferred Stock for an aggregate purchase price of $20,000,000. Such Preferred Stock presently is convertible into an aggregate 3,721,000 shares which would represent an aggregate of 63.9% of the Issuer's Common Stock after conversion. The Agreement also provided for the resignation of certain of the Issuer's former members of its Board of Directors and for the election of Jeffrey Schwarz, Daniel Schwartz (an affliate of certain of the Reporting Persons), Jon Guss and Michael Fleischer to the Issuer's Board of Directors and to certain committees of the Board of Directors. Other than their common actions and

CUSIP NO. 097189-10-4                                        PAGE 11 OF 16 PAGES


agreements with the Company, as set forth in the Agreement entered into by each of the Investors, the Reporting Persons have no other agreements or understandings with respect to the purchase or sale of Preferred Stock or Common Stock, and the Reporting Persons disclaim the existence of a group for any purpose.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.  Agreement of Joint Filing.

CUSIP NO. 097189-10-4                                        PAGE 12 OF 16 PAGES



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            Dinan Management, L.L.C.


                                            By: /s/ James G. Dinan
                                                -------------------------
                                                James G. Dinan
                                                Senior Managing Director





Dated as of: December 5, 1997

CUSIP NO. 097189-10-4                                        PAGE 13 OF 16 PAGES



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                   York Capital Management, L.P.


                                   By: /s/ James G. Dinan
                                       -----------------------------------------
                                       Dinan Management, L.L.C., General Partner
                                       James G. Dinan, Senior Managing Director





Dated as of: December 5, 1997

CUSIP NO. 097189-10-4                                        PAGE 14 OF 16 PAGES



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                   York Select, L.P.


                                   By: /s/ James G. Dinan
                                       -----------------------------------------
                                       Dinan Management, L.L.C., General Partner
                                       James G. Dinan, Senior Managing Director




Dated as of: December 5, 1997

CUSIP NO. 097189-10-4                                        PAGE 15 OF 16 PAGES



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                            By: /s/ James G. Dinan
                                                ------------------
                                                James G. Dinan

CUSIP NO. 097189-10-4                                        PAGE 16 OF 16 PAGES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                   York Investment Limited



                                   By: /s/ James G. Dinan
                                       -----------------------------------------
                                       Dinan Management Corporation, Sub-Manager
                                       James G. Dinan, President







Dated as of: December 5, 1997

                                    EXHIBIT A
                            AGREEMENT OF JOINT FILING
                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                     PREFERRED STOCK, $0.001 PAR VALUE SHARE


      In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the join filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

      This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

      WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 5th day of December, 1997.


DINAN MANAGEMENT, L.L.C.           YORK CAPITAL MANAGEMENT L.P.



By: /s/ James G. Dinan             By: /s/ James G. Dinan
    ------------------------           -----------------------------------------
    James G. Dinan                     Dinan Management, L.L.C., General Partner
    Senior Managing Director           James G. Dinan, Senior Managing Director


By: /s/ James G. Dinan
    ------------------------
      James G. Dinan


                                   YORK SELECT L.P.


                                   By: /s/ James G. Dinan
                                       -----------------------------------------
                                       Dinan Management, L.L.C., General Partner
                                       James G. Dinan, Senior Managing Director


                                   YORK INVESTMENT LIMITED


                                   By: /s/ James G. Dinan
                                       ----------------------
                                       Dinan Management Corporation, Sub-Manager
                                       James G. Dinan, President